Exhibit 12.1

	Three Months Ended March 31,		Year ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	Amounts in 000's
EARNINGS AS DEFINED:
Income (Loss) From Continuing Operations After Interest Charges	$13,272	$12,137	$52,074	$18,577	($23,275)	($13,968)	$22,743
Income Taxes	7,672	7,055	28,379	325	(12,237)	(4,491)	10,260

Income (Loss) From Continuing Operations before Income Taxes	20,944	19,192	80,453	18,902	(35,512)	(18,459)	33,003
Fixed Charges	19,627	19,105	72,652	67,685	101,514	79,303	68,305
Capitalized Interest	(630)	(290)	(1,504)	(2,849)	(3,276)	(1,858)	(660)
Total	$39,941	$38,007	$151,601	$83,738	$62,726	$58,986	$100,648

FIXED CHARGES AS DEFINED:	$19,627	$19,105	$72,652	$67,685	$101,514	$79,303	$68,305
Interest Expensed and Capitalized (1)	—	—	—	—	—	—	—

Total	$19,627	19,105	72,652	$67,685	$101,514	$79,303	$68,305

RATIO OF EARNINGS TO FIXED CHARGES	2.04	1.99	2.09	1.24			1.47
DEFICIENCY	$—	$—	$—	$—	$38,788	$20,317	$—

(1)	Includes amortization of premiums, discounts, and capitalized debt expense and interest component of rent expense.